FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 03, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 1 October 2005, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share allocation arrangements for non-executive Directors for the period of service from 1 July to 30 September 2005, as listed below.


Non Executive Director         Ordinary Shares        American Depository Shares
                                                               (ADS)
Sir Christopher Gent               1,738.93
Mr Lawrence Culp                                               533.93
Sir Crispin Davis                  1,043.36
Sir Deryck Maughan                                             711.91
Sir Ian Prosser                     782.52
Dr Ronaldo Schmitz                  626.01
Dr Lucy Shapiro                                                177.97
Sir Robert Wilson                   347.78


The Company and the directors were informed of these allocations on 3 October 2005.

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell
Company Secretary

3 October 2005


SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 03, 2005                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc